Itaú Unibanco's profit totals R$10.7 billion in the third quarter of 2024

This result is up 18.1% from the third quarter of 2023 arising from an increase in the financial margin with clients and in commissions and fees and the result from insurance operations

São Paulo, November 4, 2024 | In the third quarter of 2024, Itaú Unibanco's recurring managerial result totaled R$10.7 billion, up 18.1% year-on-year with an annualized recurring managerial return on average equity of 22.7%. Among the factors that most influenced the results are the growth of the financial margin with clients, driven by the growth of the loan portfolio, increase in commissions and fees and result from insurance operations and in the financial margin with the market, in addition to the reduction in cost of credit.

In R$ million (except where otherwise indicated)	3Q24	3Q23	Δ	2Q24	Δ
Recurring Managerial Result	10,675	9,040	18.1%	10,072	6.0%
Annualized Recurring Managerial Return on Average Equity	22.7%	21.1%	160 bps	22.4%	30 bps
Total Adjusted Loan Portfolio[1] (R$ billion)	1,278.0	1,163.2	9.9%	1,254.1	1.9%
90-day NPL ratio – Total	2.6%	3.0%	-40 bps	2.7%	-10 bps

The cost of credit totaled R$8.2 billion in the third quarter of 2024, down by 11.0% from the same quarter of the previous year. The cost of credit decreased mainly in the Retail business segment in Brazil, due to the lower provision for loan losses and discounts granted, in addition to the growth of recovery of loans written off as losses. Additionally, in the Wholesale business segment in Brazil, the bank's provision for loan losses was positively impacted by R$500 million, driven by a specific client of the corporate segment.

"The evolution of our results reflects the investments we have made in recent years to prepare for what we have called the Era of Experience in the banking sector. Our clients are experiencing an increasingly hyper-personalized Itaú Unibanco, with our superapp in the role of financial advisor, combined with humanized and specialized service. In the corporate segment, we will increasingly be a partner bank for our customers, consultative and regionalized, with an absolute focus on helping companies and Brazil prosper."

Milton Maluhy Filho
Itaú Unibanco's CEO

The total loan portfolio[1] grew 9.9% from the third quarter of 2023, totaling R$1,278.0 billion in September 2024. The individuals portfolio increased 5.1% in the 12-month period. Noteworthy were the increases by 9.5% in vehicle financing, 8.5% in personal loans and 5.4% in mortgage. The companies portfolio posted significant increases in (i) BNDES and onlending (ii) export and import financing, and (iii) rural loans.

[1] Includes financial guarantees provided and private securities.

> *"We managed, in one more quarter, to expand our loan portfolio and control our risks. This dynamic has enabled us to deliver highly consistent results in all our financial indicators, by continuously expanding our business and investments in technology, in our digital channels and in all initiatives aimed at improving our customer experience".*
>
> **Gabriel Amado de Moura**
> **Itaú Unibanco's CFO**

Commissions and fees and result from insurance operations grew 6.8% in the third quarter of 2024 in relation to the same period of 2023, mainly driven by four factors: (i) higher revenue from the card issuance; (ii) increase in fund management fees; (iii) higher volumes of advisory services and brokerage; and (iv) higher result from insurance operations due to an increase in earned premiums.

Non-interest expenses reached R$15.9 billion in the third quarter of 2024, up 8.2% year-on-year. Personnel expenses rose due to the effects of the negotiation of the collective wage agreement, as well as due to a higher profit sharing expense, driven by the bank's improved financial performance. Administrative expenses were also higher driven by marketing and technology investments. The bank's 12-month efficiency ratio was 39.4%, down 80 basis points from the same period of the previous year.

Itaú Unibanco announced the evolution of the ESG goals and commitments taken on by the bank, which have been worked on for the last years in their different business lines. The sustainability strategy update ensures Itaú's practices are aligned with the emerging demands of society, market and clients. The bank's commitments were previously organized in ten pillars, which now became three: Diversity and Development, Climate Transition, and Sustainable Finance. In this half of 2024, Itaú met in advance (the goal was December 2025) the commitment to allocate funds in the amount of R$400 billion to sustainable development, directed to strategic sectors, such as renewable energy, health and education, food production, sustainable infrastructure, infrastructure works, etc. Now, the bank is expanding this goal to reach R$1 trillion in sustainable finance by December 2030, adding R$600 billion to the previous commitment. The new strategy comes with targets and projects aimed at further increasing the bank's positive impact on its clients, employees, partners and society, by means of practices that bring together economic growth and sustainable development. The new strategy is available in full at https://www.itau.com.br/sustentabilidade/en/.

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en/.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br